Exhibit 4.13

Performance Shares Plan 2026-2030 Regulation

Approved by the Board of Directors on

December, 18th 2025

Contents

1.	Introduction	3
2.	Definitions	3
3.	Purpose of the Performance Shares Plan	7
4.	Content of the Regulation	7
5.	Plan Description	7
6.	Identification of Participants	8
7.	Granting of the Right to Receive Shares	9
8.	Performance Conditions and Presence Condition Requirements	10
9.	Disposal and Availability of the Shares	13
10.	Nature and Characteristics of the Shares – Unique Nature of the Grant	13
11.	Costs, Expenses and Delivery of the Shares	14
12.	Management of the Plan	14
13.	Provisions Regarding Death and Disability	15
14.	Framework Governing Certain Specific Situations	16
15.	Claw Back Provision	18
16.	Miscellaneous	19
17.	Tax Treatment	21
18.	Applicable Law and Court Jurisdiction	22
19.	Confidentiality	23
20.	Notifications	23

1. Introduction

The Performance Shares Plan establishes, for the benefit of the Participants, a conditional, free and non-transferable right by inter vivos transaction to receive, to the extent established by the terms and conditions of this Regulation, free Shares in the event the Company, inter alia, achieves specific Performance Conditions.

Under the Performance Shares Plan, Participants would receive a grant of Shares that would vest (i.e., cliff vest) after the expiration of a three-year period, in the event that the Performance Conditions have been met and the Presence Condition was satisfied by such Participant.

The characteristics of the Plan are the same for all the Participants.

2. Definitions

For purposes of this Regulation, and in addition to the other definitions herein contained: (i) the capitalized terms and expressions listed below have the meaning ascribed to each of them; (ii) the terms and expressions defined in the plural are also considered defined in the singular, and vice-versa.

• Actual Number of Shares: means, for each Plan Cycle, the Shares that will actually be vested for each Participant based on this Regulation. The Actual Number of Shares will be determined at the end of the Plan Cycle based on the satisfaction of the Performance Conditions and of the Presence Condition as defined in Article 8 of this Regulation.

• Board of Directors: means the board of directors of the Company.

• CEO: means the Company’s Chief Executive Officer.

• Change of Control: means all applicable cases identified in Article 14 of this Regulation.

• Company: means the listed company Stevanato Group S.p.A. (and / or its Subsidiaries or joint ventures, as the case may be).

• Compensation Committee: means the Company’s body composed by some Board of Directors’ members, which is responsible for, among other things, oversight of the Performance Shares Plan and other compensation and remuneration elements of employees at Stevanato Group.

• Covered Period: means the covered period as defined in Article 15 of this Regulation.

• Date of Verification: means, for each Plan Cycle, the date on which the Board of Directors will verify that the conditions exist for the Vesting of the Shares to each Participant. The level of performance achievement will be verified at the end of the Plan Cycle compared to the target defined.

• Grant: means, for each Plan Cycle, the Target Number of Shares to which each Participant is entitled pursuant to this Regulation and the Grant Letter.

• Grant of Rights Date: means, for each Plan Cycle, the date of the resolution taken by Board of Directors or Compensation Committee concerning the identification of Participants and the definition of the Target Number of Shares, to be communicated to Participants with the Grant Letter.

• Grant Letter: means, for each Plan Cycle, the letter that the Company will send to each Participant providing that the Company has granted him or her the Right to Receive Shares, including the Target Number of Shares, subject to the fulfillment and achievement of the necessary conditions as set forth herein.

• Maximum Target: means, for each Plan Cycle, Revenue Growth and/or ROIC performance set levels which represent the level of achievement of the performance level above which the Plan does not recognize any further over-achievement and any additional award in relation to that specific KPI (cap).

• Minimum Target: means, for each Plan Cycle, Revenue Growth and/or ROIC performance set levels which represent the level of achievement of the result below which the Plan does not provide for the award of any incentive in relation to that specific KPI (threshold).

• Participants: means, for each Plan Cycle, Beneficiaries who will receive the offer to participate in the Performance Shares Plan to be identified among employees of the Company as contemplated herein.

• Performance Conditions: means the performance conditions which are independent from each other and are identified in Article 8 of the Regulation, calculated with reference to the following Performance Criteria:

o Revenue Growth: Group Revenue 3-year CAGR, adjusted for Industrial’s Forex and extraordinary transaction.

o ROIC: 3-year average ROIC calculated as NOPAT / Average Invested Capital (average of the beginning and end of each fiscal year), adjusted for extraordinary transaction.

• Performance Criterion: means the quantitative performance indicator used to determine the Performance Conditions.

• Plan Cycle: the plan is divided into three rolling Plan Cycles, respectively: January 2026 - December 2028 (the "2026-2028 Plan Cycle"); January 2027 - December 2029 (the "2027-2029 Plan Cycle"); January 2028 - December 2030 (the "2028-2030 Plan Cycle"). The Grant will be subject to the Performance Conditions and Presence Condition set forth in Article 8 of this Regulation.

• Performance Shares Plan: the incentive Performance Shares Plan intended for the Participants, governed by this Regulation and the Grant Letter.

• Presence Condition: means the condition relating to the existence of a Relationship, as set forth under Article 8 of this Regulation, specifically for each Plan Cycle, that the Participant remains employed with the Company through December 31 of the year of the completion of such Plan Cycle.

• Overachievement Target: means, for each Plan Cycle, Revenue Growth and/or ROIC performance set levels which represent the level of achievement of the performance level between the Target and the Overachievement Target II.

• Overachievement Target II: means, for each Plan Cycle, Revenue Growth and/or ROIC performance set levels which represent the level of achievement of the performance level between the Overachievement Target I and the Maximum Target.

• Relationship: means the employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group. Neither the granting of the Shares nor any term or provision of this Regulation will constitute or be evidence of any understanding, express or implied, on the part of the Company to guarantee the Participant’s continued employment with the Company.

• Regulation: means this Regulation, concerning the definition of criteria, methods and terms for implementing the Performance Shares Plan.

• Resulting Entity: means the resulting entity as defined in Article 14.

• Right to Receive Shares: means, for each Plan Cycle, the conditional, free and non-transferable right by inter vivos transaction to receive, to the extent established by the terms and conditions of this Regulation, free Shares in the event the Company, inter alia, achieves specific Performance Conditions.

• Shares: means the ordinary shares of the Company (Stevanato Group S.p.A.). The Shares are subject to forfeiture until they are vested.

• Stevanato Group: means Stevanato Group S.p.A. (or its Subsidiaries or joint ventures, as the case may be).

• Subsidiaries: without distinction, each of the companies from time to time directly or indirectly controlled, pursuant to art. 2359 of the Italian Civil Code, by the Company, with which one or more Participants has an existing Relationship.

• Target Number of Shares: means, for each Plan Cycle, the number of Shares to which the Participant may be entitled based on 100% achievement of the Company’s performance targets and assuming satisfaction of the Presence Condition, Performance Conditions and other terms as set forth herein.

• Vesting: means, for each Plan Cycle, the actual vesting of the Shares to each Participant based on this Regulation.

• Vesting Date: means, for each Plan Cycle, the date on which the Actual Number of Shares are delivered to the Participant.

• Vesting Letter: means, for each Plan Cycle, the letter that the Company will send to each Participant to communicate to him or her the Actual Number of Shares to be vested (if any).

• Voting Stock: means voting stock as defined in Article 14 of this Regulation.

3. Purpose of the Performance Shares Plan

Given the market practice in terms of equity incentives, the Participants’ positioning in terms of long-term remuneration and the importance for the Company to drive its medium and long-term performance in the most efficient manner, the Company has decided to implement this Performance Shares Plan, which is aimed at:

• linking the remuneration of the Participants to shareholders’ long-term value creation;

• fostering the loyalty of the Participants, encouraging their retention, thus supporting the continuity and sustainability of Group’s success in the medium-long term;

• focusing management on the achievement of medium to long-term business objectives in a logic of sustainable economic and financial performance;

• aligning recipients’ and shareholders’ interest, enabling engagement behaviors towards Company’s goals.

4. Content of the Regulation

This Regulation establishes the terms and conditions, and principles and rules governing the functioning of the Performance Shares Plan.

The provisions of this Regulation are interrelated and inseparable. The characteristics of the Performance Shares Plan are the same for all Participants.

The Performance Shares Plan Regulation is approved by the Board of Directors for the Plan Cycles, unless the Board of Directors decides to approve a new Regulation.

5. Plan Description

The Performance Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Performance Shares represent, for each Plan Cycle, 50% of the Participant’s grant target pay opportunity, while Restricted Shares (regulated separately) represent 50%

of the same Participant’s grant target pay opportunity, unless a different mix of Performance and Restricted Shares is communicated to Participants by the Company.

The Performance Shares Plan establishes a free and non-transferable Right to Receive Shares under the terms and conditions defined in this Regulation.

In particular, any Vesting of Shares will be conditional on the achievement of certain conditions as set forth in Article 8 hereof.

The grant of the Right to Receive Shares is free. The Participants will therefore not be held to pay any consideration to the Company for the Grant.

The Board of Directors will verify and record the achievement of the relevant conditions after the end of the last year of each Plan Cycle independently from each other, within the terms set out in the Regulation.

6. Identification of Participants

The Board of Directors, based upon the proposal formulated by the Compensation Committee for the specific positions identified under the scope of the Committee and by the Chief Executive Officer of the Company for the other Beneficiaries, identifies the Participants for each Plan Cycle, approves the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares to which the Participant may be entitled and grants to each such Participant the Right to Receive Shares, provided always that the maximum number of Shares available is not exceeded.

The Board of Directors may delegate the identification of the Participants for each Plan Cycle and/or the approval of the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares to which each Participant may Be entitled and/or the granting to each such Participant of the Right to Receive Shares to the Compensation Committee for the specific positions identified under the scope of the Committee and to the CEO for all other positions.

In order to be identified as Participants, Beneficiaries must have a Relationship from January of the first year of each Plan Cycle, unless otherwise determined on a case-by-case basis by the Board of Directors, or the Compensation Committee.

The identification of the Participants and the determination of the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares are indisputable decisions of the Compensation Committee, made in the continuing interests of the Company and taking into account, among other things, the relative roles of the Participant within the Group, the importance of the Participant’s contribution to the performance of the Company, his/her potential growth within the Company and any other factors considered useful or relevant in achieving the goals of creating value for the Company and its stakeholders.

The determination of the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares for each Participant also considers his / her respective annual gross remuneration established by contract or other documents that governs the Relationship.

Should a Participant change his/her position within the Company, the Compensation Committee may assess the need for any adjustment to the number of Shares granted to the Participant.

For the purposes and effects of the Plan, the Target number of Shares granted may differ between Participants; therefore, each Participant acknowledges the unquestionability of the respective Grant.

7. Granting of the Right to Receive Shares

The Company, for each Plan Cycle, will provide each Participant the Grant Letter that will indicate, among other things, the granting of the Right to Receive Shares and the corresponding Target Number of Shares to which the Participant may be entitled and contains an attachment with, or a cross-reference to, the Regulation.

The Target Number of Shares, calculated for each Participant in accordance with this Regulation, represents the estimated number of Shares that the Participant may be entitled to receive based on 100% Company performance of the Performance Conditions, after the verification of the conditions set forth in Article 8 below, for each Plan Cycle. The Actual Number of Shares for each Plan Cycle will vest (i.e., cliff vest) following completion of the three years Plan Cycle period, subject to fulfillment of the required conditions, as set forth herein.

The Grant Letter, duly signed and initialed by each Participant as a sign of the full and unconditional acceptance of the Performance Shares Plan, should be sent to the Company, on pain of forfeiture of the Right to Receive Shares, within 30 (thirty) days of the date of receipt of the Grant Letter by each Participant. The Company will acknowledge receipt of the timely acceptance of the Grant by the Participant.

In the absence of such timely acceptance on the part of the Participant, the Grant Letter will cease to have effect, and the Participant will no longer be entitled to acquire or be eligible for any Right to Receive Shares, unless otherwise determined by the Company.

8. Performance Conditions and Presence Condition Requirements

The right to the Vesting of Shares for each Participant, for each Plan Cycle, to the extent established in this Regulation, is subject to the positive outcome of the verification by the Board of Directors at the Date of Verification relating to two different Performance Targets which are independent of each other:

I. 50% of the Target Number of Shares will vest if the Company achieves the targets in relation to the Revenue Growth Performance Criterion;

II. 50% of the Target Number of Shares will vest if the Company achieves the targets in relation to the ROIC Performance Criterion;

The Performance Target level, Minimum Target, Overachievement Target and Maximum Target of each Performance Criterion, for each Plan Cycle, will be communicated to Beneficiaries within the Grant Letter.

The level of performance achievement for both Revenue Growth and ROIC will be calculated and recorded by the Board of Directors at the end of each Plan Cycle, in accordance with the acquisition scales set forth below:

i. In relation to the Revenue Growth Performance Criterion:

Revenue Growth	Percentage of Shares vested-
Less than Revenue Growth Minimum Target	0%
Equal to Revenue Growth Minimum Target	50%
Between the Revenue Growth Minimum Target and the Revenue Growth Target	By linear interpolation
Equal to Revenue Growth Target	100%
Between the Revenue Growth Target and Revenue Growth Overachievement Target I	By linear interpolation
Equal to Revenue Growth Overachievement Target I	120%
Between the Revenue Growth Overachievement Target I and Revenue Growth Overachievement Target II	By linear interpolation
Equal to Revenue Growth Overachievement Target II	150%
Between the Revenue Growth Overachievement Target II and Revenue Growth Maximum Target	By linear interpolation
Equal to Revenue Growth Maximum Target	200%
Greater than Revenue Growth Maximum Target	200%

Each of the above ranges absorbs (and therefore is not added to) the lower ranges.

ii. In relation to the ROIC Performance Criterion:

Revenue Growth	Percentage of Shares vested-
Less than ROIC Minimum Target	0%
Equal to ROIC Minimum Target	50%
Between the ROIC Minimum Target and the ROIC Target	By linear interpolation
Equal to ROIC Target	100%
Between the ROIC Target and ROIC Overachievement Target I	By linear interpolation
Equal to ROIC Overachievement Target I	120%
Between the ROIC Overachievement Target I and ROIC Overachievement Target II	By linear interpolation
Equal to ROIC Overachievement Target II	150%
Between the ROIC Overachievement Target II and ROIC Maximum Target	By linear interpolation
Equal to ROIC Maximum Target	200%
Greater than ROIC Maximum Target	200%

Each of the above ranges absorbs (and therefore is not added to) the lower ranges.

After the expiry of each Plan Cycle, at the Date of Verification, the Board of Directors will determine the performance rate achieved by the Company in relation to each of these two Performance Criteria.

In the event the Company, for each Plan Cycle, fails to achieve both the Revenue Growth Minimum Target and the ROIC Minimum Target over the Plan Cycle, the Right to Receive Shares by each Participant should be considered forfeited and void to all effects.

The Right to Receive Shares and the number of vested Shares are related to Performance Conditions, regarding each Participant, and are also subject to a further Presence Condition. Shares shall not vest unless, at the end of the Plan Cycle and through December 31 of the year of the completion of the Plan Cycle, the Relationship between the Participant and the Company is still in existence, unless otherwise agreed by the Chief Executive Officer.

Following the completion of the Plan Cycle, the Compensation Committee will meet in order to approve the Actual Number of Shares that will be vested for the Participants entitled to receive them for the Plan Cycle. The date on which the Compensation Committee meets is called Determination Date.

In particular, the Compensation Committee on the Determination Date related to the Plan Cycle just ended will approve for that cycle:

a. the list of Participants for whom the Right to Receive Shares has vested and the Presence Condition is also satisfied (“List A”). Participants included in List A will be entitled to receive an Actual Number of Shares calculated based on the Participant’s Grant Letter and the Performance Criteria achieved;

b. the list of Participants who, independently from the fact that the Right to Receive Shares has vested or not, terminated the Relationship for death or total disability in the period from 1st January of the first year of the Plan Cycle and December 31 of the year of the end of the applicable Plan Cycle (“List B”). In this case, the Participants (or their heirs) included in List B will be entitled to receive an Actual Number of Shares equal to the amount of Shares they would have been entitled to receive had they satisfied the Presence Condition, based on the terms of this Regulation.

The Vesting Letters will be provided to the Participants entitled to receive the Actual Number of Shares. The Vesting Letters will indicate, inter alia, the target date in which the Shares will be delivered to the Participants entitled to receive the Actual Number of Shares.

Except as explicitly included above, in any event of termination of the Relationship during the Plan Cycle (i.e., the Presence Condition is not fulfilled), the Participant will definitively and entirely lose and forfeit any right and interest in and to any and all of the Target Number of Shares attributed to him/her with the Grant Letter which the Participant may be entitled to receive in the Plan Cycle which are not vested in accordance with this Regulation.

It is understood that in any case the total number of Shares ultimately vested in and to each Participant in case of achievement of Maximum Target for both Performance Criteria cannot exceed 200% of his / her Target Number of Shares.

The Right to Receive Shares will be assigned personally to each Participant and cannot be transferred by inter vivos transaction nor be subject to restrictions or be subject to any other act of disposition for any reason.

No right or benefit under this Regulation will be subject to transfer, acceleration, alienation, sale, assignment, pledge, encumbrance or charge, whether voluntary, involuntary, by operation of law or otherwise, unless specifically agreed to by the Compensation Committee, and any attempt to transfer, accelerate, alienate, sell, assign, pledge, encumber or charge the same will be void. No right or benefit hereunder will in any manner be liable for or subject to any debts, contracts, liabilities or torts of the person entitled to such benefits.

9. Disposal and Availability of the Shares

The Company, for each Plan Cycle, will provide the actual number of Shares to Participants determined based on the provisions of this Regulation, including subject to the satisfaction of the Performance Conditions and Presence Condition described in Article 8 of this Regulation.

10. Nature and Characteristics of the Shares – Unique Nature of the Grant

The Shares that will be granted for each Plan Cycle in accordance with the Performance Shares Plan will have the same characteristics, rights and obligations that the outstanding ordinary shares on any established stock exchange or any established market in the US have on the day the Shares are issued.

As long as the Company’s Shares are listed in the New York Stock Exchange, the Target Number of Shares, for each Plan Cycle, will be determined for each Participant using the average closing price of the Company’s ordinary shares as reported by the New York Stock Exchange during the 30-days before the Grant of Rights Date and the closing Exchange Rate EUR-USD of the same period.

The granting to the Participants of the Right to receive Shares and, more generally, every benefit recognized by the Performance Shares Plan, have a unique nature and therefore:

i. will not entitle the Participants to any further benefits, under the Performance Shares Plan or otherwise;

ii. will not entitle the Participants to participate in any other additional incentive scheme, regardless of how such scheme was established, or in any reward scheme of any kind or any of the following Plan Cycles of the Performance Shares Plan.

11. Costs, Expenses and Delivery of the Shares

The Board of Directors may be assisted by a financial intermediary for the management of the Performance Shares Plan, who will operate on the basis of a specific mandate granted by the Company and who must comply with the provisions of this Regulation.

In case the Company is under the obligation to act as a withholding agent or to withhold tax and/or social charges on behalf of the Participant, the Company will proceed as described in Article 17 of this Regulation.

The Company will provide the Participants, sufficiently in advance, with detailed information on the tax, fiscal and administrative obligations connected to the delivery of the Shares.

12. Management of the Plan

The Board of Directors is responsible for the management of the Performance Shares Plan, subject to its delegation to the Compensation Committee and Chief Executive Officer as contemplated hereunder.

Only the Board of Directors may make any changes to this Regulation, which it sees fit or believes to be useful or necessary to better target the objective and focus of the Performance Shares Plan.

Without prejudice to Articles 14 and 15, any change and additions will be made for the better pursuit of the aims of the Performance Shares Plan, having regard for the interests of the Company and the Participants.

The operational management and implementation of the Plan will be entrusted to the Human Resources Department of the Company.

13. Provisions Regarding Death and Disability

Since the Right to Receive Shares is naturally and functionally linked to the continuous employment of the Participants, in the event of termination of the Relationship between the Participants and the Company before the Presence Condition is fulfilled, the provisions referred to in this Article will be applied in a more favorable sense for the Participants, unless otherwise determined by the Chief Executive Officer.

In the event there is the termination of the Relationship for a Participant during a Plan Cycle as a result of:

• Death, and / or total disability of the Participant. In this case, the Participants (or their heirs) will be entitled to receive an Actual Number of Shares equal to the amount of Shares they would have been entitled to receive had they satisfied the Presence Condition, based on the terms of this Regulation.

With respect to any and all cases not specifically listed above regarding termination during a Plan Cycle, Participant shall forfeit any and all Right to Receive Shares for such Plan Cycle and shall not be entitled to receive any Shares in connection with such Plan Cycle, unless otherwise determined by the Compensation Committee,

“Total disability” means, as determined in good faith by the Company, the permanent inability of the Participant, as a result of accident or sickness, to perform such Participant’s occupation or employment for which the Participant is suited by reason of the Participant’s previous training, education and experience and which results in the termination of the Participant’s Relationship.

It is understood that in case of transfer of the Relationship to another Group Company and / or in case of termination of the Relationship and contextual establishment of a new Relationship within the Group the Participant will maintain, mutatis mutandis, all rights attributed to him / her by the Regulation.

14. Framework Governing Certain Specific Situations

Extraordinary Transaction

In case of events not specifically governed by this Regulation, such as:

i. extraordinary transactions involving the Company’s share capital, including but not limited to the following: share capital reductions by writing off losses by cancelling Shares, share capital increases by the Company, free or against payment, offered as options to the shareholders or without option rights, possibly also through contributions in kind, conversions, reverse stock splits or stock splits that may affect the Shares and / or transactions for the purchase or sale of equity investments, companies or business segments or,

ii. mergers or spin-offs, purchases or sales of equity investments, companies or company branches or,

iii. amendments to legislation or regulations or other events that may affect the Right to Receive Shares, Shares of the Company, the Company, the Performance Conditions or the Performance Shares Plan,

the Board of Directors may make all the amendments and additions to Performance Shares Plan and / or this Regulation considered necessary or appropriate to keep the substantial and economic contents of the Performance Shares Plan unchanged, within the limits allowed by the applicable legislation in force at the time, including the revision of the performance conditions through, inter alia, the revision of the target levels or of the Performance Criteria. This Regulation may be amended by the Board of Directors at any time, provided that, except for adjustments or amendments permitted or required by this Regulation, no such amendment, without the written consent of the Participant, will materially adversely affect the rights of the Participant granted hereunder.

Changes to the Corporate Structure

If during the Plan Cycle a Change of Control should occur, the Board of Directors, at its sole discretion, will have the right to approve the accelerated vesting of grants for or forward the Participants in advance with the entire amount of Shares granted with the Right to Receive Shares, or part of it, and to provide for the early termination of the Performance Shares Plan with or without consideration.

The accelerated vesting or forwarding of Shares may be approved independently of the actual achievement of the Performance Conditions and of the Presence Condition.

“Change of Control” means the occurrence of one of the following events:

I. the acquisition by any person of ownership (i.e., beneficial ownership as defined in Rule 13d-3 promulgated under the Exchange Act, or otherwise), directly or indirectly, of more than 50% of the combined voting power of the then outstanding capital stock of the Company that by its terms may be voted on all matters submitted to shareholders of the Company generally (“Voting Stock”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from the Company); (ii) any acquisition by the Company; (iii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company; or (iv) any acquisition by any entity pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i) and (ii) of subsection (II) below shall be satisfied; and provided further that, for purposes of clause (ii) above, if (A) any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company) shall become the owner of more than 50% of the Voting Stock by reason of an acquisition of Voting Stock by the Company, and (B) such Person shall, after such acquisition by the Company, become the owner of any additional Shares of the Voting

Stock and such ownership is publicly announced, then such additional ownership shall constitute a Change of Control; or

II. the consummation of a reorganization, merger or consolidation of the Company, or the sale, lease, exchange or other transfer of all or at least 50% of the total gross fair market value of all of the assets of the Company (with the total gross fair market value of the total assets of the Company and the assets of the Company being sold, leased, exchanged, or transferred each determined without regard to any liabilities associated with such assets), excluding, however, any such reorganization, merger, consolidation, sale, lease, exchange or other transfer with respect to which, immediately after consummation of such transaction: (i) all or substantially all of the owners of the Voting Stock of the Company outstanding immediately prior to such transaction continue to own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the entity resulting from such transaction), more than 50% of the combined voting power of the voting securities of the entity resulting from such transaction (including, without limitation, the Company or an entity which as a result of such transaction owns the Company or all or at least 50% of the total gross fair market value of all of the assets of the Company (as described in herein), directly or indirectly) (the “Resulting Entity”) outstanding immediately after such transaction, in substantially the same proportions relative to each other as their ownership immediately prior to such transaction; and (ii) no Person (other than any Person that owned, immediately prior to such reorganization, merger, consolidation, sale or other disposition, directly or indirectly, Voting Stock representing more than 50% of the combined voting power of the Company’s then outstanding Voting Stock) owns, directly or indirectly, more than 50% of the combined voting power of the then outstanding capital stock of the Resulting Entity; or

III. upon the approval of a plan of complete delisting, liquidation or dissolution of the Company.

15. Claw Back Provision

The Shares vested hereunder are subject to the claw back provision, in compliance with the principles outlined in this Regulation and in accordance with Stevanato Group’s remuneration policy.

Therefore, in order to reflect the performance levels and risks actually assumed, as well as to take into account individual behavior, the Company defines the application of ex post correction mechanisms (claw back), developed in line with the provisions of national reference collective agreements, where applicable, or any individual contracts / mandates.

The Board of Directors may, in its sole discretion and without prejudice to the reimbursement of the amount already paid by the Participant when selling Shares to use the proceeds to cover tax liabilities, determine that circumstances existed during the three years following the Vesting Date of Shares (the "Covered Period") that, if known at the time of the payment or delivery in respect of any Shares under this Regulation, would have constituted grounds for application of this claw back clause.

The Board of Directors may also, in its sole discretion, determine that during the Covered Period the Participant engaged in conduct that is in bad faith or that the Participant failed to perform his / her job duties diligently and professionally, which in either case has been materially injurious to the Company (financially, in terms of reputation or otherwise).

In particular, if in the Covered Period it should be proven that the granting of Shares took place on the basis:

i. of manifestly incorrect data (meaning that the Participant is responsible for calculation errors in the determination of the Performance Conditions); or

ii. of a malicious alteration of the data used for determining whether the Performance Conditions have been satisfied; or

iii. of achieved Performance Conditions through contrary behavior with regards to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company) and / or this Regulation, the Participant will be required to return to the Company the same Share amount received in relation to the Plan Cycle after reduction for applicable withholding taxes, if any.

16. Miscellaneous

a. Headings. The headings in this Regulation are inserted for convenience only and will have no significance in the interpretation of this Regulation.

b. Repatriation. If the Participant is resident or employed outside of Italy, the Participant agrees, as a condition of the grant of the Shares, to repatriate all payments attributable to the Shares (including, but not limited to, any proceeds derived from the sale of the Shares acquired pursuant to the Award) if required by and in accordance with local foreign exchange rules and regulations in the Participant’s country of residence (and country of employment, if different). In addition, the Participant also agrees to take any and all actions, and consents to any and all actions taken by the Company, as may be required to allow the Company to comply with local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different). Finally, the Participant agrees to take any and all actions as may be required to comply with the Participant’s personal legal and tax obligations under local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different).

c. Cash grant. in case some Participants reside in countries that do not allow to grant incentive scheme in the form of shares, the plan will consist, mutatis mutandis, in the grant of the right to receive a cash incentive on the basis of the mechanisms established in the Regulations.

d. No right to future grants. The Grant is voluntary and does not create any contractual or other right to receive future grants of Shares, or benefits in lieu of Shares, even if Shares have been granted repeatedly in the past. All decisions with respect to future grants, if any, will be at the sole discretion of the Compensation Committee for the specific positions identified under the scope of the Committee and the Chief Executive Officer the other Beneficiaries. The continued right to receive future grants of Shares shall be subject, among other things, to the continued positive evaluation of such Participant by Company management, which shall be determined in its sole discretion. The Shares are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Shares is unknown and cannot be predicted with certainty. The Company will not be liable for any foreign exchange rate fluctuation, where applicable, between the Participant’s local currency and either USD or EUR that may affect the value of the Shares or any amounts due to the Participant pursuant to the settlement or the subsequent sale of Shares acquired upon settlement. No claim or entitlement to compensation or damages arises from forfeiture or termination of the Shares or diminution in value of the underlying Shares. The Participant’s participation in the Performance Shares Plan is voluntary. Any amendment, modification, or termination of the Performance Shares Plan will not constitute a change or impairment of the terms and conditions of the Participant’s employment with the Company.

e. Data privacy. The Participant acknowledges that certain personal data provided by the Participant is collected, held, processed by and exchanged by the Company to its Subsidiaries and / or joint ventures (and vice versa) for purposes of execution and operation of the Performance Shares Plan and in order to comply with legal obligations to which the Company and / or any of these entities may be subject. The personal data may also be shared with third party service providers rending services (in the role as data processors, co-controllers or autonomous data controllers, as the case may be) to any of the Company and / or its Subsidiaries and / or joint ventures for purposes of the operation of the Plan or compliance with applicable laws. For more information, the Participant may contact the Participant’s local Human Resources representative.

f. Severability. The invalidity or unenforceability of any provision of the Performance Shares Plan / this Regulation will not affect the validity or enforceability of any other provision of the Performance Shares Plan / this Regulation, and if any provision of this Regulation is held to be invalid or unenforceable in any respect under any applicable law or rule in any jurisdiction, this Regulation will be reformed, construed and enforced in such jurisdiction as if such invalid or unenforceable provision had never been contained herein.

g. English language. The Participant acknowledges and agrees that it is the Participant’s express intent that this Regulation, the Performance Shares Plan and all other documents, notices and legal proceedings entered into, given or instituted pursuant to the Performance Shares Plan be drawn up in English. If the Participant receives this Regulation, the Performance Shares Plan or any other documents related to the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control and prevail.

h. Acceptance. The Participant hereby acknowledges receipt of a copy of this Regulation. The Participant has read and understands the terms and provisions thereof, and accepts the Shares subject to all of the terms and conditions of this Regulation. The Participant acknowledges that there may be tax consequences upon the vesting or settlement or disposition of the Shares and that the Participant has been advised to consult a tax advisor prior to such vesting, settlement or disposition.

17. Tax Treatment

The tax and social security charges resulting from the execution of the Performance Shares Plan are borne by the Participants and by the Company in compliance with their respective obligations based on pro tempore existing legislation. Each Participant, throughout the life of the Performance Shares Plan, is personally responsible for obtaining information relating to the tax and social security resulting from the execution of the Plan that he or she is granted and should obtain and rely upon his or her own independent financial and tax advice.

Each Participant is liable for the payment of any social charges, income tax and any other taxes and/or charges he or she owes. He or she is entirely responsible for the consequences that could result from (i) the failure to file a declaration for which he or she is fully responsible, or (ii) filing an incomplete declaration with the tax authorities in the country in which he or she is a resident for tax purposes, or in any other country in which he or she may have tax obligations (especially in the case of mobility or resulting from the Participant’s citizenship).

If as a result of the delivery of Shares or ensuing vesting or sale of Shares, the Company is required to act as withholding agent and pay or withhold taxes, social charges, or any other type of dues on behalf or in lieu of the Participant, the Company will promptly notify the Participant, giving him/her the possibility to refund the Company the amounts paid for this purpose by the Company, either directly or through the sale of the required number of Shares simultaneously with their delivery to the Participant in order to use the proceeds to reimburse the Company ("sell to cover"), to the extent that such sell to cover complies with applicable laws and Company regulations, including without limitation any insider trading laws or regulations; if the Participant fails to respond to said communication within the timeframe contained in the same, the Company reserves the right to carry out a sale of a sufficient number of Shares to be delivered to the Participant to cover the sums paid by the Company on behalf of or in lieu of the Participant with the proceeds derived from this sale to be paid directly to the Company.

If the Participant is subject to taxation in more than one jurisdiction, the Participant acknowledges that the Company may be required to withhold or account for tax-related items deriving from more than one jurisdiction. All other tax-related items related to the Shares delivered in payment thereof are the Participant’s sole responsibility.

18. Applicable Law and Court Jurisdiction

The Performance Shares Plan and this Regulation are governed by and should be interpreted in accordance with Italian law.

Any dispute relating to the Performance Shares Plan and this Regulation or any other documents inherently connected to the Performance Shares Plan, including those relating to their validity, interpretation, execution and resolution will be resolved in first instants by the courts in Padua, Italy.

19. Confidentiality

The Participants agree not to divulge to third parties the contents of the Performance Shares Plan, the Regulation and the related attachments or any information regarding the acts and the documents herein envisaged or executed in connection therewith and to keep confidential any and all information relation to the Performance Shares Plan and the aforementioned documents, except news or information relating to the Performance Shares Plan, the Regulation and the related attachments or the acts and the documents herein envisaged or executed in connection therewith, except insofar as disclosure of the Plan or any information related thereto is required under the applicable laws.

20. Notifications

Any notification requested or granted pursuant to the provisions of the Regulation must be made in writing and will be considered valid and effective if given to the other party by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof), provided that it is addressed as follows:

• if to the Company, to:

o Stevanato Group S.p.A.
Via Molinella, 17
35017 Piombino Dese, Padua
to the attention of: Personnel Administration.

o If by e-mail to: human.resources.sg@stevanatogroup.com

• if to the Participant, to the address indicated in the Grant Letter,

or at the different address or e-mail that the Company or the Participants may mutually communicate after the Grant of Rights Date in accordance with the provisions of this same Article 20.

It is understood that at the aforementioned addresses, or at the different addresses that may be communicated in the future, the Company and the Participants also elect their domicile for any purpose relating to this Regulation, including that of any judicial notifications.

In order to make more efficient the process of sending and confirming receipt of notifications and the methods of acceptance by the Participants and acknowledgement by the Company provided for in this Regulation, the Company may entrust with special mandates specialized suppliers that make available specific IT portals to which Participants will have access through specific registration. Such suppliers must comply with the provisions of this Regulation. Notifications of the Documents, confirmations of receipt and acknowledgments made by the Company and by the Participants and acceptances by Participants made electronically through these portals will be considered validly made for the purposes of this Regulation.